Request for Voting Instructions (“VIF”)
ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS OF

AUSTRAL PACIFIC ENERGY LTD.
(“Company”)

to be held at the Duxton Hotel (Ballroom A, 6th floor), 170 Wakefield Street, Wellington, New Zealand, on Tuesday, May 2, 2006, at 3:00 pm (New Zealand standard time) (“Meeting”)

To our securityholders:

We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified below. Unless you or someone on your behalf attends the meeting as a proxyholder, your securities can be voted only by management, as proxyholder of the registered holder, in accordance with your instructions.

We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this form to provide your voting instructions to us promptly.

Should you wish to attend and vote at the meeting or have someone else attend and vote at the meeting on your behalf, please complete the reverse side of this form.

Resolutions

(For full details of each item, please see the enclosed Notice of Meeting and Management Proxy Circular)

		For	Against
1	To fix the number of directors at five (5)
2	To elect as directors:	For	Withhold
Ronald Giuseppe Luigi Bertuzzi
Douglas Wayne Ellenor
Peter Julian Hill
David Arthur Ross Newman
Richard Ernest Webber
3	To re-appoint KPMG New Zealand, Chartered Accountants,
as Auditor of the Company
		For	Against
4	To authorise the Directors to fix the Auditor’s remuneration
5	To approve the adoption of the 2006 Share Option Plan
6	To approve a special resolution to continue the Company to the jurisdiction of British Columbia
7	Subject to approval of the resolution to continue the Company to the Province of British Columbia, to approve a special resolution authorizing a new class of Preferred Shares
8	Subject to approval of the resolution to continue the Company to the Province of British Columbia, to approve a special resolution authorizing the directors to adopt a new set of corporate articles appropriate to a British Columbia company
9	To authorize the Company’s directors to issue up to 10 million common shares including related share purchase warrants
10	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions

If this VIF is signed and the form is not marked otherwise, the securities will be voted in favour of each matter identified in the notice of meeting.

If this VIF is not dated in the space provided, it shall be deemed to be dated on the date it was mailed by the Company.

This VIF should be read in conjunction with the accompanying notice of meeting and management proxy circular.

By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to voting of, these securities.

(If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.)

SECURITYHOLDER SIGN HERE: ______________________________________________

DATE SIGNED: ______________________________________________

THIS FORM MUST BE SIGNED AND DATED ABOVE.

****Please complete the following only if you or someone other than a management representative will be attending the meeting to vote on your behalf.****

Should you wish to attend the meeting and vote or have someone else attend and vote at the meeting on your behalf, please write the name of the person who will attend in the place provided below and a form of legal proxy will be issued which will grant you or the person specified by you the right to attend the meeting and vote. If you require assistance in this regard, please contact Yasmin Juma at PCTC at 604-689-9853.

PRINT NAME OF PERSON WHO WILL BE ATTENDING THE MEETING HERE: __________________________________

SECURITYHOLDER SIGN HERE: __________________________________

DATE SIGNED: __________________________________

PLEASE SIGN AND DATE.

To be represented at the Meeting, voting instructions must be DEPOSITED at the office of "PACIFIC CORPORATE TRUST COMPANY" no later than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.

The mailing address of Pacific Corporate Trust Company is 3rd floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, and its fax number is (604) 689-8144.